

Mail Stop 3720

April 23, 2009

Via U.S. Mail and Fax
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE:** **Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarter ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 333-02302**

Dear Mr. Gibson:

We have reviewed your supplemental response letter dated April 3, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ending September 30, 2008

Liquidity and Capital Resources, page 39

1. We note your response to prior comment 1. In regards to the Senior Subordinated Notes, please also disclose and describe the terms of restrictive covenants as specified in the agreement that would lead to the limitations explained in the MD&A and footnote.

Note 4—Intangible Assets, page F-12

2. We note in your response to comment 3 that you will perform an interim impairment test of certain FCC licenses which you have determined may be impaired. In light of the significance of the FCC licenses balance, provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy and the assumptions you have made when testing for

impairment. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your FCC licenses. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review your FCC licenses for recoverability.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each unit of accounting and how those discount rates were determined,

    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

    3) your consideration of any market risk premiums.

- Lastly, describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, explain to readers how the assumptions in your most recent test were impacted by the current economic environment and advise us.

3. We note the reasons provided in your response to comment 4 that form the basis for your conclusion that all eight of your operating segments satisfy all of the conditions necessary for reporting as a single segment; however, we continue to question whether the aggregation of your operating segments is consistent with the objective and basic principles of Statement 131. In light of your acknowledgement that the profitability of your individual operating segments varies, and operating income and operating income margin vary disproportionately to changes in revenue, it is unclear how it is reasonable for you to conclude your operating segments have similar economic characteristics. We do not believe the similarities of the businesses that you have identified, or management's long-term expectations for each operating segment or similarities in how they are managed, form a sufficient basis to reasonably support such a conclusion. Provide us a sufficiently detailed five year comparative analysis of the operating income margins earned by each of your operating segments, a five year comparative analysis showing annual percentage changes in operating

income margins earned by each of your operating segments, and a five year comparative analysis showing annual changes in revenues for each of your operating segments. Also, please provide us a copy of the standard reporting package provided to your CODM for your most recent fiscal year and interim period.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director